Najeeb Ghauri, Chief Executive Officer NetSol Technologies, Inc. 23901 Calabasas Road, Suite 2072 Calabasas, CA 91302

January 24, 2012

Ms. Katherine Wray
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re:      NetSol Technologies, Inc.
Registration Statement on Form S-3
Filed January 17, 2012
Registration No.  333-177483

Dear Ms. Wray:

Pursuant to Rule 461 of Regulation C, we hereby request the acceleration of the effective date for the Company’s Registration Statement to 11:00 AM Eastern Time on Thursday, January 26, 2012 or as soon as possible thereafter.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,
• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in connection with the Commission’s review of our filing or in response to the Commission’s comments to our filing.

Thank you for your assistance with this.  Please contact me if you have any comments or questions.

Sincerely,

/s/ Najeeb Ghauri
Najeeb Ghauri, Chief Executive Officer
NetSol Technologies, Inc.

cc:           Patti L. W. McGlasson, General Counsel
Lynne Bolduc, Esq.